International Commercial Television Inc (a US publicly traded company)

Corporate Headquarters:
299 Madison Avenue N.
Suite C
Bainbridge Island, WA
98110
Phone: 206-780-8203
Fax: 206-780-8302

Website: www.ictvonline.com

November 7, 2008

Adam Phippen
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	International Commercial Television, Inc. (the “Company”)
Item 4.02 Form 8-K filed October 31, 2008
File No. 0-49638

Dear Mr. Phippen:

In response to your comment letter dated November 3, 2008, we have amended our Form 8-K, responding to your comments as follows:

1.	The requested information has been added to the first paragraph of the Form 8-K.

2.
We have provided further detail, to the extent known at this time, as to the effect of the errors discussed in the second paragraph.  In the third paragraph, we have described the nature of the issues to the extent we are able at this time.  We are not able at this time to allocate the estimated impact on our 2007 statements between the third and fourth quarters of 2007.

3.	We have noted in the fourth paragraph that our CEO has discussed the disclosed issues with our independent accountants.

We also acknowledge our understanding that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

-	Commission staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Kelvin Claney
Chief Executive Officer